Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-274169

March 3, 2025

NUCOR CORPORATION

$500,000,000 4.650% Notes due 2030

$500,000,000 5.100% Notes due 2035

Issuer:	Nucor Corporation

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 (Positive) / A- (Stable) / A- (Stable)

Trade Date:	March 3, 2025

Settlement Date:**	March 5, 2025 (T+2)

Security:	4.650% Notes due 2030 (the “2030 Notes”) 5.100% Notes due 2035 (the “2035 Notes”)

Principal Amount:	$500,000,000 for the 2030 Notes $500,000,000 for the 2035 Notes

Maturity Date:	June 1, 2030 for the 2030 Notes June 1, 2035 for the 2035 Notes

Benchmark Treasury:	4.000% due February 28, 2030 for the 2030 Notes 4.625% due February 15, 2035 for the 2035 Notes

Benchmark Treasury Price / Yield:	100-00+ / 3.996% for the 2030 Notes 103-18+ / 4.182% for the 2035 Notes

Spread to Benchmark Treasury:	T+70 bps for the 2030 Notes T+95 bps for the 2035 Notes

Yield to Maturity:	4.696% for the 2030 Notes 5.132% for the 2035 Notes

Price to Public:	99.770% of the principal amount for the 2030 Notes 99.725% of the principal amount for the 2035 Notes

Coupon:	4.650% for the 2030 Notes 5.100% for the 2035 Notes

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2025

Make Whole Call:	T+15 bps for the 2030 Notes (before May 1, 2030) T+15 bps for the 2035 Notes (before March 1, 2035)

Par Call:	On or after May 1, 2030 (one month prior to maturity) for the 2030 Notes On or after March 1, 2035 (three months prior to maturity) for the 2035 Notes

CUSIP / ISIN:	670346AZ8 / US670346AZ85 for the 2030 Notes 670346BA2 / US670346BA26 for the 2035 Notes

Joint Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC

Co-Managers:	BBVA Securities Inc. Fifth Third Securities, Inc. Goldman Sachs & Co. LLC Citizens JMP Securities, LLC WauBank Securities LLC MUFG Securities Americas Inc.

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: It is expected that delivery of the Notes will be made against payment therefor on or about March 5, 2025, which will be the second business day following the date hereof (such settlement cycle being referred to as “T+2”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 212-834-4533, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.